The Company's Securities

The Company has authorized Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series CF Preferred Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 7,064,042 of Series CF Preferred Stock.

I. Common Stock

The amount of security authorized is 112,000,000 with a total of 8,771,645 outstanding.

I.(a) Voting Rights

One vote per share.

I.(b) Material Rights

A total of 383,079 shares are reserved for issuance pursuant to unissued stock options. A total of 15,349,062 shares are reserved for issuance pursuant to issued and outstanding stock options. A total of 119,340 shares are reserved for issuance pursuant to outstanding common warrants.

II. Series B-1 Preferred Stock

The amount of security authorized is 25,356,256 with a total of 24,614,821 outstanding.

II.(a) Voting Rights

One vote per share.

II.(b) Material Rights

A total of 741,435 shares are reserved for issuance pursuant to outstanding warrants.

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event (as defined below), before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Series CF Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock (collectively, the "**Senior Preferred Stock**") then outstanding must be paid at least two (2) times their applicable Original Issue Price (the "**Senior Liquidation Multiple**") on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price (the "**Series B-3 Liquidation Multiple**") on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such

distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event (as defined below), before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

A "**Waterfall Adjustment Event**" means the vote or written consent of (x) the holders of at least a majority of the outstanding shares of Voting Preferred Stock (as defined below) (the "**Requisite Holders**") and the holders of at least a sixty percent (60%) of the outstanding shares of the Series B-1 Preferred Stock (the "**Series B-1 Requisite Holders**") agreeing to a Senior Liquidation Multiple equal to one (1) times the applicable Original Issue Price and (y) the holders of a majority of the outstanding shares of Series B-3 Preferred Stock agreeing to a Series B-3 Liquidation Multiple equal to one (1) times the applicable Original Issue Price.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock (collectively, the "**Voting Preferred Stock**") may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions. At any time when at least 18,562,493 shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws

of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

(iii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

At any time when at least 6,153,708 shares of Series B-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least sixty percent (60%) of the outstanding shares of Series B-1 Preferred Stock voting together on an as-converted to Common Stock basis (the "**Series B-1 Requisite Holders**") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) alter or change the rights, privileges or preferences of the Preferred Stock set forth in this Amended and Restated Certificate, as then in effect, in a way that adversely and disproportionately affects the Series B-1 Preferred Stock; provided, however, that any amendment to the Amended and Restated Certificate in connection with the Next Equity Financing, including but not limited to any amendment of the liquidation preference set forth in Section 2 of the Amended and Restated Certificate, shall not (i) be deemed as an adverse or disproportionate amendment affecting the Series B-1 Preferred Stock or (ii) require the affirmative vote or written consent of the holders of the Series B-1 Preferred Stock;

(ii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks pari passu with or junior to the Series B-1 Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Series B-1 Preferred Stock unless the same ranks junior to the Series B-1 Preferred Stock with respect to its rights, preferences and privileges; provided, however, that neither of the foregoing subsections (i) or (ii) shall require the affirmative vote or written consent of the holders of the Series B-1 Preferred Stock in connection with the Next Equity Financing;

(iii) amend, alter or repeal any provision of this Section 3.4 of the Amended and Restated Certificate of Incorporation; provided, however, that any such amendment to Section 3.4 in connection with the Next Equity Financing shall not require the affirmative vote or written consent of the holders of the Series B-1 Preferred Stock; or

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

Optional Conversion Rights. Holders of Voting Preferred Stock have the right to be converted, at the option of the holder, into shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Voting Preferred Stock by the applicable Conversion Price of such series of Voting Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events. No based on a conversion ratio, with no fractional shares of Common Stock will be issued upon conversion of Voting Preferred Stock. In lieu of any fractional shares, the company will pay cash instead.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series B-1 Preferred Stock conversion price, which is $0.487511, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Third Amended and Restated Stockholders' Agreement ("**Stockholder Agreement**") and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements.

However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an exhibit to the Form C.

III. Series B-2 Preferred Stock

The amount of security authorized is 27,463,149 with a total of 27,463,149 outstanding.

III.(a) Voting Rights

One vote per share.

III.(b) Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the

full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Voting Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions. At any time when at least 18,562,493 shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock

(or any series thereof);

(iii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(vii)increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

Optional Conversion Rights. Holders of Voting Preferred Stock have the right to be converted, at the option of the holder, into shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Voting Preferred Stock by the applicable Conversion Price of such series of Voting Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series B-2 Preferred Stock conversion price, which is $0.438760, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real

property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an exhibit to the Form C.

IV. Series B-3 Preferred Stock

The amount of security authorized is 21,453,390 with a total of 21,453,390 outstanding.

IV.(a) Voting Rights

One vote per share.

IV.(b) Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Voting Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions. At any time when at least 18,562,493 shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

(iii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

Optional Conversion Rights. Holders of Voting Preferred Stock have the right to be converted, at the option of the holder, into shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Voting Preferred Stock by the applicable Conversion Price of such series of Voting Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as

amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series B-3 Preferred Stock conversion price, which is $0.487511, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an exhibit to the Form C.

V. Series CF Preferred Stock

The amount of security authorized is 7,064,042 with a total of 0 outstanding.

V.(a) Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

V.(b) Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such

shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. There are not voting rights associated with the Series CF Preferred Stock.

Protective Provisions. There are no protective provisions associated with the Series CF Preferred Stock.

Optional Conversion Rights. Holders of Series CF Preferred Stock have the right to be converted, at the option of the holder, into shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the Series CF Preferred Stock by the applicable Conversion Price of the Series CF Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series CF Preferred Stock conversion price, which is $0.707810, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or

Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, stockholders agree not to sell or dispose of securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an exhibit to the Form C.

VI. Non-Voting Common Stock

The amount of security authorized is 7,064,042 with a total of 0 outstanding.

VI.(a) Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

VI.(b) Material Rights

There are no material rights associated with Non-Voting Common Stock.

The preceding summaries of the rights and obligations of the Company's Amended and Restated Certificate of Incorporation, Company's Bylaws, Stockholder Agreement and otherwise, do not purport to be complete and are qualified in their entirety by reference to such agreements and/or documents and the remainder of the Form C filing and exhibits; further, the such agreements and/or documents may be amended from time to time, including to change, impair, or remove certain rights and obligations held by the purchaser of Series CF Preferred Stock, pursuant to the term of such agreements with or without your vote. The Company does not assume or undertake any obligation to update any of the information contained in this Form C or its exhibits unless it is required to do so by law.